Med Gen, Inc.
                7280 West Palmetto Park Road, Suite 306
                        Boca Raton, FL 33433
                      Telephone: (561) 750-1100




11-19-2007

US Securities and Exchange Commission
Washington, D.C. 20549

Re: MED GEN INC.
Schedule 14A
File Number 0-29171
Attention: Greg Belliston

Dear Mr. Belliston,

In response to your comment letter dated 11-15-2007 we have amended our 14A filing as follows:

   1. We have included a definitive statement as to whether the Company currently has plans to issue any of the shares that would be authorized under the proposal to all shareholders.
   2. We have described the amount of shares to be issued and quantified that approximate number
   3. We have revised the discussion to reflect total authorized, outstanding, reserved and available for issuance.
   4. We have described all loans and identified every element of those loans in the proxy.
   5. We have clarified the required reserve which we amended to 8,000,000,000.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully Submitted,

/s/Paul B. Kravitz
------------------------
Paul B Kravitz CEO